Harvest Energy Trust - News Release
(HTE.UN - TSX; HTE - NYSE)

HARVEST ENERGY TRUST ANNOUNCES CLOSING OF
BOUGHT DEAL TRUST UNIT FINANCING

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER U.S. NEWSWIRE SERVICES

Calgary, June 1, 2007 (TSX: HTE.UN; NYSE: HTE) - Harvest Energy Trust ("Harvest") has closed its previously announced equity financing. Upon closing, a total of 7,302,500 trust units (the "Trust Units") were issued at a price of Cdn$31.50 per Trust Unit for gross proceeds of Cdn$230,028,750 and net proceeds of Cdn$218,527,312, which includes the full exercise by the underwriters of their over-allotment option to purchase additional Trust Units.

The net proceeds from this financing were used to repay a portion of bank borrowings incurred to fund Harvest's acquisition of North Atlantic Refining Limited.

Purchasers of the Trust Units who hold Trust Units on the record date of June 22, 2007 will be entitled to receive the previously announced distribution of Cdn$0.38 per Trust Unit payable on July 16, 2007.

The financing was underwritten by a syndicate of underwriters co-led by CIBC World Markets Inc. and TD Securities Inc., and including RBC Dominion Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., HSBC Securities (Canada) Inc., National Bank Financial Inc. and Canaccord Capital Corporation.

The Trust Units have not been and will not be registered under the United States Securities Act of 1933 and state securities law and may not be offered or sold in the United States except pursuant to an exemption from the registration requirement of the United States Securities Act of 1933 and state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Harvest is one of Canada's largest energy royalty trusts offering unitholders exposure to an integrated structure with upstream and downstream operations. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest is a sustainable trust with current production from our oil and gas business weighted approximately 70% to crude oil and liquids and 30% to natural gas, and complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

ADVISORY

Certain information in this press release, including management's assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental and tax legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest's regulatory reports and filings made with securities regulators. The acquisition of a refining business adds the following risks and uncertainties, including but not limited to: the volatility between the prices for crude oil purchased and products sold (the "crack spread"), refinery operating risks such as spills and discharges of petroleum or hazardous substances, competition from other refiners and petroleum product marketers, crude oil supply interruptions, loss of key personnel and labour disruptions.

PRESS RELEASE		June 1, 2007
HARVEST ENERGY TRUST	Page 2 of 2

Forward-looking statements in this press release may include, but are not limited to, future cash distribution, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes. For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Harvest assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

John Zahary	Robert Fotheringham
President & CEO	Chief Financial Officer

Cindy Gray
Manager, Investor Relations

Corporate Head Office:

Harvest Energy Trust
2100, 330 - 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca